                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE TO/A

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)
                               (Final Amendment)

                 Winthrop Growth Investors I Limited Partnership
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                       (Name of Subject Company (Issuer))

                        AIMCO Properties, L.P. -- Offeror
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            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
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                           (Title of Class Securities)

                                      None
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                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
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           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                                Gregory M. Chait
                               Katherine M. Koops
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            Calculation of Filing Fee

        -----------------------------------------------------------------------
        Transaction valuation*            Amount of filing fee
        -----------------------------------------------------------------------
        $6,542,524                        $1,309**
        -----------------------------------------------------------------------

*    For purposes of calculating the fee only.
**   Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                    Filing Party:

Form or Registration No.:                     Date Filed:

                                    ---------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X]  Third-party tender offer      [ ]  going-private transaction
             subject to Rule 14d-1              subject to Rule 13e-3

        [ ]  issuer tender offer           [ ]  amendment to Schedule 13D under
             subject to Rule 13e-4              Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                             TENDER OFFER STATEMENT

         This is the Final Amendment to the Tender Offer Statement on Schedule TO related to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase outstanding units of limited partnership interest of Winthrop Growth Investors I Limited Partnership, a Massachusetts limited partnership (the "Partnership"), at a price of $466 per unit, subject to the conditions set forth in the Offer to Purchase dated August 30, 2001, as supplemented September 24, 2001 and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented, together constituted the tender offer.

         At midnight on September 28, 2001, the offer expired pursuant to its terms. A total of 297 units, representing approximately 1.16% of the outstanding units, were validly tendered and not withdrawn pursuant to the offer. AIMCO Properties, L.P., has accepted for payment all of those units at a price of $466 per unit.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 5, 2001
                                               AIMCO PROPERTIES, L.P.

                                               By: AIMCO-GP, INC.
                                                        (General Partner)

                                               By: /s/ Patrick J. Foye
                                                   -------------------------
                                                   Executive Vice President